SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CONVERGYS CORPORATION.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

212485106

(CUSIP Number)

Jonathan D. Niemeyer, Esq.

Vice President and Associate General Counsel

The Western and Southern Life Insurance Company

400 Broadway

Cincinnati, OH  45202

(513) 629-1474

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY (Western-Southern) IRS Employer Identification No. 31-0487145

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power None.

	6	Shared Voting Power 7,445,110. See Item 4.

	7	Sole Dispositive Power None.

	8	Shared Dispositive Power 7,445,110. See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,445,110.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 6.1%

14	Type of Reporting Person* IC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.
	(a)	Name of Issuer Convergys Corporation
	(b)	Address of Issuer’s Principal Executive Offices 201 E. Fourth Street, Cincinnati, OH 45202

Item 2.
	(a)	Name of Person Filing The Western and Southern Life Insurance Company (“Western-Southern”)
	(b)	Address of Principal Business Office 400 Broadway, Cincinnati, Ohio 45202
	(c)	Citizenship Ohio
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 212485106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☒	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 7,445,110.
(b) Percent of class: 6.1%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: none.
(ii) Shared power to vote or to direct the vote: 7,445,110.
(iii) Sole power to dispose or to direct the disposition of: none.
(iv) Shared power to dispose or to direct the disposition of: 7,445,110.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Western-Southern has shared power to vote or to direct the vote and shared power to dispose of or direct the disposition of an aggregate of 7,445,110 shares of Convergys Corporation’s Common Stock, (which amount includes (i) 4,629,478 shares held by Western-Southern Life Assurance Company, a wholly owned subsidiary of Western-Southern, (ii) 1,181,500 shares held by Integrity Life Insurance Company, a wholly owned subsidiary of Western-Southern, (iii) 1,315,000 shares held by National Integrity Life Insurance Company, a wholly owned subsidiary of Western-Southern, (iv) 285,714 shares held by Western-Southern Foundation, Inc., which is controlled by Western-Southern and is organized exclusively for charitable, religious, educational, and scientific purposes, including the making of distributions to organizations that qualify as exempt organizations under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended,  and (v) 33,418 shares held on behalf of third parties by Fort Washington Investment Advisors, Inc., an affiliated registered investment adviser that provides services to Western-Southern and certain other affiliated companies, as well as third party institutional and individual clients).

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 3, 2009

THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY

By:	/s/ Nicholas P. Sargen
Nicholas P. Sargen, Senior Vice President
and Chief Investment Officer